

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 29, 2009

<u>VIA U.S. Mail and Facsimile (954) 556-4031</u>

Gerard A. Herlihy
Ener1, Inc.
Chief Financial Officer
1540 Broadway, Suite 25C
New York, New York 10036

      Re: Ener1, Inc.
               Form 10-K for the fiscal year ended December 31, 2008
               Filed March 12, 2009
               Form 10-Q for the fiscal quarter ended March 31, 2009
               Filed May 11, 2009
               File No. 001-34050

Dear Mr. Herlihy:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Cover Page

1.   Please tell us why you have indicated on the cover page of your Form 10-K that
        you have a class of common stock registered under Section 12(g) of the Exchange
        Act rather than Section 12(b). Also tell us, and in future filings present, your
        aggregate market value of voting and non-voting common equity held by non-
        affiliates as of the last business day of your most recently completed second fiscal
        quarter.

Application of Critical Accounting Policies, page 33

Intangible Assets and Goodwill, page 33

2.   In the interest of providing readers with a better insight into management's
        judgments into accounting for goodwill, please disclose the following in future
        filings:

        ·   A clear explanation of how goodwill impairment is assessed under the
                SFAS 142, including a description of each phase of the two-step
                impairment test and how you measure fair value for purposes of this
                exercise, including a description of the nature and extent of estimates and
                uncertainties that are inherent to that process;
        ·   The reporting unit level at which you test goodwill for impairment and
                your basis for that determination;
        ·   For each of the valuation methodologies used to value goodwill (if
                multiple approaches are used), disclose sufficient information to enable a
                reader to understand how each of the methods differ, the assumed benefits
                of a valuation prepared under each method, and why management selected
                these methods as being the most meaningful for the company in preparing
                the goodwill impairment analyses.
        ·   How you weight each of the methods used including the basis for that
                weighting (if multiple approaches are used).
        ·   A quantitative and qualitative description of the material assumptions used
                and a sensitivity analysis of those assumptions based upon reasonably
                likely changes.

Consolidated Balance Sheets, page 39

3.   We see that you include restricted cash within the line item "cash and cash
        equivalents." In accordance with Rule 5-02(1) of Regulation S-X, please revise
        future filings to separately disclose on the face of the balance sheet any cash or
        cash items that are legally restricted as to usage or withdrawal. The terms of the

restrictions should also be described in a note to the statement. Please similarly revise the statement of cash flows in future filings to separately show the cash inflow or outflow from restricted cash in accordance with SFAS 95.

Consolidated Statements of Cash Flows, page 42

4.   We note the reference to "cash paid for acquisition of remaining 19.5% interest in EnerDel." Please clarify in future filings if you meant the cash paid for the acquisition of the interest in *Enertech* during 2008.

Note 2. Significant Accounting Policies, page 45

Revenue Recognition, page 49

5.   Please tell us and revise in future filings your specific revenue recognition policy for all significant products and services. Details should be provided to the extent that policy differs among customers, channels and products. The policy should also address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. In addition, clarify how you estimate returns considering your lack of historical information. Refer to SAB 104.

Note 3. Acquisitions, page 52

6.   We note the disclosure on page 53 and 56 that the allocation of purchase price for Enertech and EnerDel was based, in part, on third-party valuations. Please tell us the nature and extent of your reliance on the third party for the asset valuations. Please also refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Majority Interest in Enertech International, Inc., page 52

7.   Please tell us and revise future filings to disclose how you calculated the purchase price attributable to the common stock and warrants issued as consideration in the acquisition of Enertech.

8.   We see from page 63 that as part of the acquisition of Enertech, you assumed certain convertible bonds. Please tell us how these bonds were considered in purchase accounting under SFAS 141.

Minority Interest in EnerDel, Inc., page 56

9.   We see that you valued the shares of Ener1 common stock issued as consideration based on the closing price reported by the America Stock Exchange on the date of acquisition. Please tell us how that is consistent with paragraph 22 of SFAS 141, which states that the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.

Note 6. Intangible Assets, page 58

10.   Please revise future filings to disclose the weighted-average amortization period, in total and by major intangible asset class, and the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to paragraphs 44 and 45 of SFAS 142.

Note 9. Capital Leases, page 59

11.   We reference the disclosure on page 59 that $930,000 of the future minimum lease payments of capital leases represents interest. The table on page 77 indicates that $1,200,000 of total minimum payments is interest. Please tell us the difference between these amounts.

Note 17. Warrants, page 72

2007 Warrant Activity, page 73

12.   We see that for the warrants whose terms were modified during 2007, you state that you did not recognize warrant modification expense since the "fair value of the modified warrant was less than the fair value of the original warrant." Since from your disclosure it appears that you reduced the exercise prices of the warrants, please tell us your accounting for the modifications and why this did not result in additional expense.

Item 11. Executive Compensation, page 84

Employment Agreements, page 85

13.   We note that Mr. Grape's salary increased from $250,000 in 2007 to $300,000 in 2008. We also note the increase in Mr. Herlihy's salary from $200,000 to $250,000 and in Mr. Gassenheimer's salary from $300,000 to $500,000. Please revise your disclosure in future filings to describe all material terms of employment agreements with your named executive officers, including, without limitation, terms that explain these increases in salary and terms relating to bonus

awards. Refer to paragraph (o)(1) of Item 402 of Regulation S-K. Also tell us where you have filed your employment agreements with your named executive officers. Refer to Item 601(b)(10) of Regulation S-K.

Compensation of Directors, page 88

14.   Please reconcile your disclosure under this caption that you reimbursed Ener1 Group $500,000 for salary paid to Mr. Gassenheimer, representing 100% of his 2008 salary, with your disclosure on page 91 and in Financial Statement Note 15 that your agreement with Ener1 Group requires you to reimburse 67% of Mr. Gassenheimer's salary. Also tell us where you have filed this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Item 9A. Controls and Procedures, page 79

15.   Since you have excluded internal control over financial reporting of the acquired business (Enertech) from management's report on internal control over financial reporting for the year ended December 31, 2007, please tell us and revise future filings to indicate the significance of the acquired business to the registrant's consolidated financial statements. Refer to Question 3 of the "Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports - Frequently Asked Questions (revised September 24, 2007)."

Exhibits 31.1 and 31.2

16.   We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

17.   We note that in your certifications filed as exhibits 31.1 and 31.2, your Chief Executive Officer and Chief Financial Officer have included their titles in the first line of the certification. In future filings, please ensure that your certifications are provided exactly as set forth in Regulation S-K Item 601(b)(31).

Form 10-Q for the fiscal quarter ended March 31, 2009

Note 5. Derivative Instruments and Fair Value of Financial Instruments, page 14

18.   Please tell us where you have provided the disclosures required by SFAS 161 for your derivative instruments.

19.   We note the disclosure on page 14 that you valued freestanding warrants that
        contain down round provisions using a lattice model, with the assistance of a
        valuation consultant. Please tell us the nature and extent of your reliance on the
        third party for the valuations. Please also refer to Question 141.02 of the
        Compliance and Disclosure Interpretations on Securities Act Sections, which can
        be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
cover letter with your response that keys your responses to our comments and provides
any requested information. You may wish to provide marked copies of your amendment
to expedite our review. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3625 if you have any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney